N E W S R E L E A S E

March 3, 2008

BISHA Update – SAG & Ball Mills Ordered

Nevsun Resources Ltd., (NSU-TSX/AMEX) (“Nevsun”) is pleased to announce that the Bisha Mining Share Company (“BMSC”), the Company’s Eritrean subsidiary, has reached another important milestone for the Bisha Project.

The longest lead delivery items and hence the “critical path” limitation for the development of the Bisha Mine are the grinding mills. BMSC has selected the supplier of the semi-autogenous (SAG) and ball mills for the project following a competitive bidding process and an order has been placed for both the SAG and ball mills with Polysius AG, a division of ThyssenKrupp Engineering. The selected SAG mill is 6.1m diameter by 3.0m with a 2000 kW drive and the ball mill is 5.5m diameter by 8.3m with a 4500 kW drive.

Planned installation of this equipment at the Bisha mine site is November 2009 for the SAG mill and December 2009 for the ball mill, clearing the way for the commissioning in 2010. The milling circuit is based on a design capacity of 2 million tonne per year for the mine start processing the gold-bearing surface oxide cap of the Bisha deposit.

After the first two years of operations which involves processing only the gold-bearing oxide cap, the mills will be fed for three years with high grade supergene copper sulphide ore followed with zinc/copper rich primary massive sulphides for the remaining mine life. Both the supergene and primary massive sulphide ores are softer ores to crush and mill relative to the significantly harder surface oxide cap. Thus after year two, the completed grinding circuit will have capacity in excess of the initial design capacity of 2.0 million tonnes per year which should prove advantageous for any future expansion of mining of the sulphide ores.

The Company looks forward to progressing the Bisha Project with the continued full support and contribution of the Eritrean Government.

Forward Looking Statements: The above contains forward-looking statements concerning the Bisha Project, anticipated financing and financial health, government support and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu08-03.doc	For further information, Contact: Judy Baker (416) 786-7860 or Nevsun (604)623-4700 or 888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com